UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06004369

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49463 |

RECEIVED MAR 01 2006 152 WASH, D.C.

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parker Global Investments, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Summer Street - 6th Floor
(No. and Street)

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorraine Walls (203) 358-4024
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Lorraine Walls, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parker Global Investments, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

THERESE RICHARDS
Notary Public
My Commission Expires May 31, 2009
Commission # 138255

Therese Richards
Notary Public

Lorraine Walls
Signature

Managing Director, CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

Year Ended December 31, 2005

**ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP**
*Certified Public Accountants & Profitability Consultants*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Parker Global Investments, LLC:

We have audited the accompanying statement of financial condition of Parker Global Investments, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Parker Global Investments, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 12, 2006

## STATEMENT OF FINANCIAL CONDITION

December 31, 2005

| | |
|---|---|
| **Assets** | |
| Cash | $ 10,907 |
| Accounts receivable | 2,065 |
| Prepaid expenses | 3,350 |
| Total assets | $ 16,322 |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Accounts payable | $ 1,457 |
| Total liabilities | 1,457 |
| **Member's equity:** | |
| Member's equity | 14,865 |
| Total member's equity | 14,865 |
| Total liabilities and Member's equity | $ 16,322 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Parker Global Investments, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities ("NASD"). The Company is a wholly owned subsidiary of Parker Global Strategies, LLC ("Parent"). The Company's revenue is primarily derived from providing investment banking services through its participation in private placement offerings and commissions earned on the sale of private placement products.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Basis of Presentation

The financial statements include the accounts of Parker Global Investments, LLC which reflects the Company's single business activity of investment banking. The accompanying financial statements have been presented on the accrual basis of accounting.

Revenue

The Company recognizes revenue from placement fees and commissions upon completion of the private placement offering or the sale of the private placement product.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Cash

Cash includes cash held in an interest bearing bank account.

Income Taxes

The Company files a consolidated tax return with its parent company and all items of income and deduction flow through to the members of the Parent. Accordingly, no provision for income taxes has been made in the financial statements.

## 2. Related Party Transactions

The Company receives specific administrative services from its Parent at no cost. Under a written expense agreement between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated the Company is not directly or indirectly liable to the Parent for those expenses. The Parent has demonstrated it has adequate resources to pay these expenses. In addition, the Parent has separately agreed to provide additional capital, as required, for the Company to meet its minimum net capital requirements under Rule 15c3-1 of the Securities and Exchange Commission.

## 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 the Company had net capital of $9,450, which was $4,450 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.154 to 1 as of December 31, 2005.

# SUPPLEMENTARY INFORMATION

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Parker Global Investments, LLC:

We have audited the accompanying basic financial statement of Parker Global Investments, LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated January 12, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statement. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 12, 2006

## SUPPLEMENTARY INFORMATION

Year Ended December 31, 2005

## Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

| | |
|---|---|
| **Net capital:** | |
| Total member's equity | $ 14,865 |
| Less non-allowable assets: | |
| Other assets | 5,415 |
| Net capital before haircuts | 9,450 |
| Haircuts | - |
| Net capital | $ 9,450 |
| **Aggregate indebtedness:** | |
| Accounts payable | $ 1,457 |
| Total aggregate indebtedness | $ 1,457 |
| **Computation of basic net capital requirement:** | |
| Minimum net capital required | $ 5,000 |
| Excess net capital at 1,500 percent | $ 4,450 |
| Excess net capital at 1,000 percent | $ 9,304 |
| Aggregate indebtedness to net capital | 0.154 to 1 |

*See independent auditors' report on supplementary information.*